October 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Special Counsel

Re:	Dell Technologies Inc.
Schedule TO-I
Filed September 14, 2016
File No. 005-89621

Dear Mr. Duchovny:

This is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced submission (the “Schedule TO”) contained in the Staff’s letter to Dell Technologies Inc. (the “Company”) dated September 26, 2016. To assist your review, we have retyped the text of the Staff’s comments in italics below. The Company’s responses are set forth in plain text immediately following the applicable comment. Page references in the text of this letter correspond to the pages of the Company’s Offer to Purchase, dated September 14, 2016, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). Concurrently with the delivery of this letter, the Company is filing an amendment to the Schedule TO (“Amendment No. 1”) with the Commission, containing the revisions to the Schedule TO described in this letter in response to the Staff’s comments.

Schedule TO

Item 2. Subject Company Information

(b) Securities

1.	We note your disclosure that the tender offer relates to the purchase for cash of “any and all outstanding shares.” Please revise this disclosure to clarify that the tender offer is to purchase up to 712,786 shares, as noted elsewhere in the Schedule TO and Offer to Purchase.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in Item 2 of Amendment No. 1.

Securities and Exchange Commission	October 3, 2016

Offer to Purchase

Conditions to the Offer, page 9

2.	We note the language in the last paragraph of this section that your failure “at any time to exercise any of these rights will not be deemed a waiver of any such rights.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response:

The Company hereby confirms its understanding of the Staff’s comment.

3.	We note your disclosure here and throughout your filing, that “[you] will determine the final proportion factor as promptly as practicable after the expiration date.” Please revise the disclosure to comply with Rule 13e-4(f)(5).

Response:

The Company has revised the disclosure pursuant to Amendment No. 1 in response to the Staff’s comment.

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Securities and Exchange Commission	October 3, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (512) 865-3213 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard J. Rothberg
Richard J. Rothberg Senior Vice President, General Counsel and Secretary

cc:	Jennifer López
Securities and Exchange Commission

Daniel N. Webb
Tristan M. Brown
Simpson Thacher & Bartlett LLP